                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                  LUBY'S, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.32 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    549282101
                                 (CUSIP Number)

                                CHARLES H. STILL
                           FULBRIGHT & JAWORSKI L.L.P.
                            1301 MCKINNEY, SUITE 5100
                              HOUSTON, TEXAS 77010
                                 (713) 651-5151
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MARCH 9, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 549282101                                  13 D                                         Page 2 of 10 Pages
---------------------------------------------- ------------------ --------------------------------------------------
          1           NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      HARRIS JAMES PAPPAS
--------------------------------------------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)  [X]
                                                                                                           (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
          3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      PF
--------------------------------------------------------------------------------------------------------------------
          5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]

--------------------------------------------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES CITIZEN
--------------------------------------------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   3,404,803
           OWNED
          BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------------------------------------------
                                 8     SHARED VOTING POWER

                                       0
--------------------------------------------------------------------------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       3,404,803
--------------------------------------------------------------------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,404,803
--------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                     [ ]
--------------------------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.05%
--------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------------------------------------------

CUSIP NO. 549282101                                  13 D                                         Page 3 of 10 Pages
---------------------------------------------- ------------------ --------------------------------------------------
          1           NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      CHRISTOPHER JAMES PAPPAS
--------------------------------------------------------------------------------------------------------------------
          2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)  [X]
                                                                                                           (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
          3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
          4           SOURCE OF FUNDS

                      PF
--------------------------------------------------------------------------------------------------------------------
          5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]

--------------------------------------------------------------------------------------------------------------------
          6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES CITIZEN
--------------------------------------------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   3,404,803
           OWNED
          BY EACH
         REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------------------------------------------
                                 8     SHARED VOTING POWER

                                       0
--------------------------------------------------------------------------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       3,404,803
--------------------------------------------------------------------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,404,803
--------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                     [ ]
--------------------------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.05%
--------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)

ITEM 1.  SECURITY AND ISSUER.

The principal executive offices of Luby's, Inc., a Delaware corporation (the "Company"), are located at 13111 Northwest Freeway, Suite 600, Houston, Texas 77040.

Other than the foregoing, there has been no change since the Amendment No. 3 to
Schedule 13D was filed on March 27, 2002.

ITEM 2.  IDENTITY AND BACKGROUND.

No change since the Amendment No. 3 to Schedule 13D was filed on March 27, 2002.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change since the Amendment No. 3 to Schedule 13D was filed on March 27, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

As disclosed on Schedule 13D filed by Harris James Pappas ("H. Pappas") and Christopher James Pappas ("C. Pappas," and together with H. Pappas, the "Shareholders," and each, individually, a "Shareholder"), jointly, on December 27, 2000, with the Securities and Exchange Commission ("SEC"), the Shareholders purchased an aggregate of 1,343,800 shares of Common Stock of the Company on the New York Stock Exchange.

As disclosed on the Amendments No. 1, No. 2 and No. 3 to Schedule 13D filed by the Shareholders, jointly, on March 16, 2001, July 23, 2001, and March 27, 2002, respectively, with the SEC, the Shareholders became executive officers and members of the Board of Directors of the Company. In such capacities they have had, and expect to continue to have, the opportunity to influence the management, and affect the performance, of the Company, subject to the supervision of the Company's Board. Each Shareholder was granted an option (each, individually, an "Option," and together, the "Options") to purchase 1,120,000 shares of common stock, $.32 par value per share, of the Company (the "Common Stock") at an exercise price of $5 per share, as compensation for his service to the Company. The Options became exercisable by the Shareholders over three years in accordance with a vesting schedule set forth in the Options, and are otherwise subject to the terms, restrictions and limitations set forth in the Options. Notwithstanding the vesting schedule set forth in the Options, the Options became exercisable for 25% of the Common Stock granted pursuant to the Options at any time after the last sale price of the Common Stock exceeded $8.475 for twenty consecutive days on which securities are traded on the New York Stock Exchange (each, a "Trading Day"). As was disclosed on Amendment No. 2 to Schedule 13D, on June 13, 2001 the Options became exercisable for 25% of the Common Stock granted pursuant to the Options. As was disclosed on Amendment No. 3 to Schedule 13D, on March 9, 2002 an additional 25% of the Common Stock granted pursuant to the Options became exercisable by the Shareholders. According to the vesting schedule, the Options became exercisable for 75% of the Common Stock granted pursuant to the Options on March 9, 2003. The vesting schedule further provided that, on March 9, 2004, the Options became exercisable for 100% of the

Common Stock granted pursuant to the Options. Accordingly, each Shareholder is at present the beneficial owner of 1,120,000 shares of Common Stock by reason of the full vesting of the Options granted to him.

Also as disclosed on the Amendment No. 1 to Schedule 13D filed on March 16, 2001, the Shareholders entered into a Purchase Agreement with the Company (the "Original Purchase Agreement") on March 9, 2001 setting forth the Shareholders' agreed-to investment in the Company. Pursuant to and in accordance with the terms of the Original Purchase Agreement, the Shareholders purchased promissory notes (the "Original Notes", and, individually, an "Original Note") in the aggregate principal amount of $10 million--each receiving an Original Note for $5 million. On June 7, 2004, the Shareholders entered into a basic refinancing agreement with the Company (the "Refinancing Agreement") providing that the Shareholders surrender the Original Notes for cancellation and receive amended and restated promissory notes (the "Notes", and, individually, a "Note"). The Shareholders and the Company amended the Original Purchase Agreement on June 7, 2004 to refer to the Notes instead of the Original Notes (the "Amended Purchase Agreement"). The Notes were originally issued for the aggregate principal amount of $10 million--each receiving an Original Note for $5 million. The Notes are convertible into shares of Common Stock at the Shareholders' election (the "Conversion Election"), subject to certain restrictions and limitations set forth in the Notes. Pursuant to and in accordance with the terms of the Notes, the conversion price for the Notes will drop on June 7, 2005 from $5 per share to $3.10 per share. Interest on the Notes is payable in cash. Until June 7, 2004, the Notes are convertible into an aggregate of 2,000,000 shares of Common Stock at the Shareholders' election. As of June 7, 2005, the Notes will be convertible into an aggregate of 3,225,806 shares of Common Stock at the Shareholders' election, and at such time each Shareholder will be the beneficial owner of 1,612,903 shares of Common Stock by reason of his ownership of his Note.

This Amendment No. 4 reflects (a) the shares of Common Stock purchased by the Shareholders on the New York Stock Exchange, (b) the number of shares of Common Stock beneficially owned by the Shareholders arising from their right to exercise the Options to acquire 100% of the Common Stock granted pursuant to the Options, and (c) the number of shares of Common Stock beneficially owned by the Shareholders on June 7, 2005 pursuant to the Conversion Election provided in the Notes.

Other than the foregoing, there has been no change since the Amendment No. 3 to
Schedule 13D was filed on March 27, 2002.

The Original Purchase Agreement, including the form of Original Notes, and Options are attached as exhibits to the Amendment No. 1 to Schedule 13D filed on March 16, 2001.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)      AGGREGATE NUMBER AND PERCENTAGE OF SHARES OWNED.

                  As of the date of this Amendment No. 4 to Schedule 13D, the Shareholders beneficially own an aggregate of 6,809,606 shares of Common Stock, which includes an aggregate of 2,240,000 shares of Common Stock that the Shareholders have a right to acquire pursuant to the Options and an aggregate of 3,225,806 shares of Common Stock that the Shareholders have a right to acquire pursuant to the Conversion Election provided in the Notes. The Shareholders beneficially own, or have a right to acquire pursuant to the Options, in the aggregate 30.1% of the issued and outstanding Common Stock, such percentage being calculated by dividing 6,809,606 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire pursuant to the Options, by the Shareholders) by 22,631,858 (the number of issued and outstanding shares of Common Stock as of March 1, 2005, as reported in the Company's Form 10-Q for the quarter ended February 9, 2005). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below:

                    C. Pappas                                          3,404,803
                    H. Pappas                                          3,404,803
                                                                       ---------
                      TOTAL                                            6,809,606

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire by option exercise or Note conversion.

         (b)      NUMBER OF SHARES BENEFICIALLY OWNED BY THE SHAREHOLDERS.

                  Harris James Pappas
                  -------------------

                  H. Pappas has, or could have, sole power to vote, and to dispose of, 3,404,803 shares of Common Stock, which includes 1,120,000 shares of Common Stock that H. Pappas has a right to acquire pursuant to an Option and 1,612,903 shares of Common Stock that H. Pappas has a right to acquire pursuant to the Conversion Election provided in the Notes, such shares being beneficially owned by him.

                  Christopher James Pappas
                  ------------------------

                  C. Pappas has, or could have, sole power to vote, and to dispose of, 3,404,803 shares of Common Stock, which includes 1,120,000 shares of Common Stock that C. Pappas has a right to acquire pursuant to an Option and 1,612,903 shares of Common Stock that C. Pappas has a right to acquire pursuant to the Conversion Election provided in the Notes, such shares being beneficially owned by him.

         (c) There has been no change since the Amendment No. 3 to Schedule 13D was filed on March 27, 2002, other than an aggregate of 2,240,000 shares of Common Stock that are issuable to the Shareholders upon exercise of the Options for 100% of the Common Stock granted to the Shareholders thereunder and an aggregate of 3,225,806 shares of Common Stock that the Shareholders have a right to acquire pursuant to the Conversion Election provided in the Notes. The Shareholders have not yet exercised the exercisable portions of the Options, nor have the Shareholders exercised the election to convert the Notes to shares of Common Stock.

         (d) No change since the Amendment No. 3 to Schedule 13D was filed on March 27, 2002.

         (e) No change since the Amendment No. 3 to Schedule 13D was filed on March 27, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

No change since the Amendment No. 3 to Schedule 13D was filed on March 27, 2002, except to the extent set forth in Item 4 hereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Ex. A Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

         Ex. B Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. C Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. D Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. E Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. F Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. G Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. H Form of Basic Refinancing Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. I Form of First Amendment to Purchase Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

         -------------------------

         *        All Material to be Filed as Exhibits, except Exhibit H and
                  Exhibit I, have been filed as exhibits to the Schedule 13D filed by the Shareholders with the SEC on December 16, 2000 or the Amendment No. 1 to Schedule 13D filed by the Shareholders with the SEC on March 16, 2001. Exhibit H and Exhibit I are filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2005

                                             /s/ Harris James Pappas
                                           ------------------------------------
                                           Harris James Pappas


                                             /s/ Christopher James Pappas
                                           ------------------------------------
                                           Christopher James Pappas

                                 EXHIBIT INDEX

         Ex. A Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

         Ex. B Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. C Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. D Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. E Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

         Ex. F Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

         Ex. G Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. H Form of Basic Refinancing Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

         Ex. I Form of First Amendment to Purchase Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

         -------------------------

         *        All Material to be Filed as Exhibits, except Exhibit H and
                  Exhibit I, have been filed as exhibits to the Schedule 13D filed by the Shareholders with the SEC on December 16, 2000 or the Amendment No. 1 to Schedule 13D filed by the Shareholders with the SEC on March 16, 2001. Exhibit H and Exhibit I are filed herewith.